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                            July 3, 2023

       Keith D. Lampi
       Chief Executive Officer
       IPC Alternative Real Estate Income Trust, Inc.
       2901 Butterfield Road
       Oak Brook, IL 60523

                                                        Re: IPC Alternative
Real Estate Income Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed June 16, 2023
                                                            File No. 333-272750

       Dear Keith D. Lampi:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-11 filed June 16, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       130

   1. We note your response to prior comment number one. Please provide clarification on the following items.

                                                              Identify the
LP-holders that are affiliates or related parties of the registrant and quantify their
ownership percentages (apart from Inland Private Capital Corporation   s
                                                            1% that you
identified in the previous response).
                                                              Tell us whether
the registrant, through its general partnership interest, has any economics in the
Operating Partnership. In this regard, tell us whether the registrant will receive
distributions from the Operating Partnership in order to pay the Dealer
 Keith D. Lampi
IPC Alternative Real Estate Income Trust, Inc.
July 3, 2023
Page 2
           Manager Services that will be provided to the registrant by its sponsor.
             Describe for us in more detail the design and purpose of the Special Limited Partner
           Interest and why you do not consider the Special Limited Partner   s
economics in
           determining whether the registrant satisfies the economics criterion of ASC 810-10-
           25-38A.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                           Sincerely,
FirstName LastNameKeith D. Lampi
                                                       Division of Corporation
Finance
Comapany NameIPC Alternative Real Estate Income Trust, Inc.
                                                       Office of Real Estate &
Construction
July 3, 2023 Page 2
cc:       Robert H. Bergdolt
FirstName LastName